UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SunEdison Semiconductor Limited

Ordinary Shares, no par value

(Title of Class of Securities)

Y8213L102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y8213L102	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSONS

COLTRANE ASSET MANAGEMENT, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [  ]

(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

2,429,610

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

2,429,610

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,429,610

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[  ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN; IA

CUSIP NO. Y8213L102	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSONS

COLTRANE ASSET MANAGEMENT HOLDINGS, LTD.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [  ]

(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

2,429,610

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

2,429,610

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,429,610

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[  ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO; HC

CUSIP NO. Y8213L102	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSONS

COLTRANE MASTER FUND, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [  ]

(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

2,429,610

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

2,429,610

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,429,610

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[  ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP NO. Y8213L102	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSONS

COLTRANE GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [  ]

(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

2,429,610

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

2,429,610

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,429,610

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[  ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO; HC

CUSIP NO. Y8213L102	Page 6 of 10 Pages

1.	NAME OF REPORTING PERSONS

MANDEEP MANKU

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [  ]

(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

2,429,610

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

2,429,610

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,429,610

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[  ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN; HC

CUSIP NO. Y8213L102	Page 7 of 10 Pages

Item 1.	(a).	Name of Issuer:

SunEdison Semiconductor Limited (the “Issuer”).

(b).	Address of issuer’s principal executive offices:

11 Lorong 3 Toa Payoh

Singapore 319579

Item 2.	(a).	Name of person filing:

The Statement is filed on behalf of each of the follower persons (collectively, the “Reporting Persons”):

i) Coltrane Asset Management, L.P. (“CAM”);

ii) Coltrane Asset Management Holdings, Ltd. (“CAMH”);

iii) Coltrane Master Fund, L.P. (“CMF”);

iv) Coltrane GP, LLC (“CGP”); and

v) Mandeep Manku.

This statement relates to Shares (as defined herein) held for the account of CMF. CAM serves as investment manager to CMF. As such, CAM has been granted investment discretion over portfolio investments, including the Shares, held for the account of CMF. CGP is the general partner of CMF. CAMH is the general partner of CAM. Mandeep Manku is the sole member of CGP and the sole shareholder of CAMH.

(b).	Address or principal business office or, if none, residence:

The address of the principal business office of each Reporting Person is 250 West 55th Street, 16th Floor, New York, NY 10019.

(c).	Citizenship:

i) CAM is a Cayman Islands exempted limited partnership;

ii) CAMH is a Cayman Islands exempted company;

iii) CMF is a Cayman Islands exempted limited partnership;

iv) CGP is a Delaware limited liability company; and

v) Mandeep Manku is a Canadian Citizen

(d).	Title of class of securities:

Ordinary Shares, no par value (the “Shares”).

(e).	CUSIP Number:

Y8213L102

CUSIP NO. Y8213L102	Page 8 of 10 Pages

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Each Reporting Person may be deemed to be the beneficial owner of 2,429,610 Shares. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of its or his pecuniary interest therein.

(b)	Percent of class:

Each Reporting Person may be deemed to be the beneficial owner of approximately 5.8% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent 10-Q filed with the Securities and Exchange Commission on November 9, 2015, there were 41,959,986 Shares outstanding as of November 5, 2015).

(c)	Number of shares as to which each person has:

(i)	Sole power to vote or to direct the vote
CAM: 2,429,610
CAMH: 2,429,610
CMF: 2,429,610
CGP: 2,429,610
Mandeep Manku: 2,429,610

(ii)	Shared power to vote or to direct the vote
CAM: 0
CAMH: 0
CMF: 0
CGP: 0
Mandeep Manku: 0

(iii)	Sole power to dispose or to direct the disposition of
CAM: 2,429,610
CAMH: 2,429,610
CMF: 2,429,610
CGP: 2,429,610
Mandeep Manku: 2,429,610

(iv)	Shared power to dispose or to direct the disposition of
CAM: 0
CAMH: 0
CMF: 0
CGP: 0
Mandeep Manku: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

The partners of CMF are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for account of CMF, in accordance with their ownership interests in CMF.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

CUSIP NO. Y8213L102	Page 9 of 10 Pages

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of the Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. Y8213L102	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2016	COLTRANE ASSET MANAGEMENT, L.P.

	By:	/s/ George Cairoli
George Cairoli, Chief Financial Officer

COLTRANE ASSET MANAGEMENT HOLDINGS, LTD.

	By:	/s/ George Cairoli
George Cairoli, Authorized Person

COLTRANE MASTER FUND, L.P.

	By:	/s/ George Cairoli
George Cairoli, Authorized Person

COLTRANE GP, LLC

	By:	/s/ George Cairoli
George Cairoli, Authorized Person

MANDEEP MANKU

	By:	/s/ Mandeep Manku